UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

May 15, 2015

To whom it may concern:

Company Name: Representative: Head Office: Code Number:	Mizuho Financial Group, Inc. Yasuhiro Sato President & CEO 1-5-5 Otemachi, Chiyoda-ku, Tokyo 8411 (Tokyo Stock Exchange 1st Section)

Regarding Today’s News Report

Certain media carried reports today stating that Mizuho Financial Group, Inc. (the “Company”) will be coordinating to increase the cash dividend per share of common stock by approximately JPY 0.5 from our previous estimate. However, we have made no announcement in this regard.

The consolidated net income of the Company is expected to exceed the earnings estimate, and the Company is considering the annual cash dividend per share of common stock based on such circumstance. It is expected to be released today after the resolution of the Board of Directors meeting.

Contact:	Mizuho Financial Group, Inc. Corporate Communications Division Public Relations Department Tel: 81-3-5224-2026